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                          May 15, 2024

       Joseph Todisco
       Chief Executive Officer
       CorMedix Inc.
       300 Connell Drive, Suite 4200
       Berkeley Heights, NJ 07922

                                                        Re: CorMedix Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 9, 2024
                                                            File No. 333-279277

       Dear Joseph Todisco:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Sean Ewen